EVOTEC SE PRELIMINARY FISCAL YEAR 2022 RESULTS: "AHEAD OF THE CURVE" – VERY STRONG PERFORMANCE IN A CHALLENGING YEAR

- *22% INCREASE IN GROUP REVENUES; EBITDA EXCLUDING M&A AT € 104.1 M*
- *POSITIVE MOMENTUM AND OUTLOOK FOR 2023*
- *DATA-DRIVEN PLATFORMS RESULTING IN LARGEST ALLIANCE IN TARGETED PROTEIN DEGRADATION IN THE INDUSTRY*

Hamburg, Germany, 28 March 2023:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today reported preliminary financial results and corporate updates for the fiscal year ended 31 December 2022.

FINANCIALS REFLECT GREAT PERFORMANCE

- Group revenues significantly exceeded the revenue target, up 22% to € 751.4 m (+15% like for like, excluding portfolio and fx effects (2021: € 618.0 m))
- Excellent base business up 30% to € 725.3 m in 2022
- Adjusted Group EBITDA at € 101.7 m, adjusted for portfolio effects at € 104.1 m (2021: € 107.3 m) after a very strong fourth quarter
- Unpartnered R&D expenses of € 70.2 m up 20% (2021: € 58.1 m)

GREAT PROGRESS AND STRONG DEMAND IN ALL LANES

- Significant progress in and 8-year extension of targeted protein degradation alliance with Bristol Myers Squibb ("BMS")
- Important milestones achieved in iPSC-based neuroscience collaboration with BMS
- Multiple new strategic partnerships e.g. in metabolic diseases, ophthalmology, dermatology, oncology, as well as an iPSC-based beta cell replacement therapy alliance with Sernova to advance a functional cure for diabetes

For further information, please contact: Volker Braun, SVP Head of Global Investor Relations & ESG, volker.braun@evotec.com, T. +49.(0)40.560 81-775, M. +49.(0)151.1940 5058, www.evotec.com

- Just – Evotec Biologics: Multiple new collaborations initiated at first J.POD in Redmond (US) laying foundation for strong strategic growth (e.g. Alpine, Department of Defense, ...); Construction of second J.POD at Evotec's Campus Curie in Toulouse started and progressing according to plan
- Excellent progress in data-driven precision medicine platforms; Commercial launch of unique multi-omics data analysis platform PanHunter; Launch of translational molecular patient database E.MPD
- Collaboration with Janssen to develop first-in-class targeted immune-based therapies for oncology (after period-end)
- European Investment Bank ("EIB") has granted an additional unsecured loan facility of € 150 m (after period-end)

CORPORATE HIGHLIGHTS

- Expansion of footprint with the acquisition of cell therapy manufacturing facility (Evotec Modena) and clinical & commercial manufacturing facility for small molecules (Evotec DS)
- Laetitia Rouxel joins Evotec as Chief Financial Officer effective 01 April 2023 (after period-end)

FINANCIAL GUIDANCE 2023 – CONTINUED STRONG GROWTH

- Group revenues expected to be in a range of € 820 - 840 m; € 835 – 855 m at constant exchange rates (2022: € 751.4 m)
- Unpartnered research and development expenses expected to be in a range of € 70 - 80 m (2022: € 70.2 m)
- Adjusted Group EBITDA expected to be in the range of € 115 - 130 m; € 125 - 140 m at constant exchange rates (2022: € 101.7 m)

EVOTEC GENERATES DOUBLE-DIGIT REVENUE GROWTH AGAIN

Key figures of consolidated income statement & segment information

Evotec SE & subsidiaries

In T€	*EVT Execute*	*EVT Innovate*	*Intersegment eliminations*	*Evotec Group 2022*	*Evotec Group 2021*
External revenues[1)]	546,718	204,730	–	751,448	618,034
Intersegment revenues	188,917	–	(188,917)	–	–
Gross margin in %	*23.8*	*28.9*	–	*23.2*	*24.5*
R&D expenses[2)]	(5,305)	(86,320)	14,983	(76,642)	(72,200)
SG&A expenses	(125,293)	(30,897)	–	(156,190)	(105,445)
Impairment result (net)	–	–	–	–	(683)
Other operating income (expenses), net	33,237	46,380	–	79,617	67,781
Operating result	**32,523**	**(11,673)**	–	**20,850**	**40,996**
Adjusted EBITDA[3)]	***108,286***	***(6,632)***	–	***101,654***	***107,270***

1) Adjusted for exchange rate effects of € 40.7 m, Group revenues would have amounted to € 707.7 m

2) Includes unpartnered R&D expenses of € 70.2 m in 2022 (2021: € 58.1 m).

3) Before changes in contingent consideration, income from bargain purchase and excluding impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

FINANCIAL PERFORMANCE

Another year with double-digit top line growth

In 2022, Evotec has once more increased its Group revenues at a double-digit rate of 22%: During the twelve months ended 31 December 2022 Group revenues increased significantly by € 133.4 m to € 751.4 m compared with the same period of the previous year (2021: € 618.0 m) (€ 748.4 m excluding acquisitions and M&A-related revenues). The substantial rise against the prior-year period is based on a strong performance of the base business, compensating a slower start of Just – Evotec Biologics, which is still in its ramp-up phase. In addition, the comparable basis for revenues from milestones, upfronts and licenses was exceptionally strong in 2021. Growth of the base business was 30% from € 556.7 m in 2021 to € 725.5 m in 2022.

Adjusted Group EBITDA for the twelve months ended 31 December 2022 amounted to € 101.7 m and € 104.1 m excluding acquisitions and M&A-related costs (2021: € 107.3 m) which is the result of a well-balanced development between the very favourable growth and profitability of Evotec's base business, preparations for future growth of Just – Evotec Biologics, and a lower contribution from milestones, upfronts and licenses. Moreover, higher energy costs as well as overall inflation affect the year-over-year comparison.

In the financial year 2022, unpartnered R&D expenses increased by 20% (€ 70.2 m vs. 2021: € 58.1 m) reflecting continued strong investments in Evotec's capabilities to improve its efficiency and precision medicine platforms.

GREAT PROGRESS AND STRONG DEMAND IN ALL LANES

Selected highlights

Evotec continued its successful development in 2022 with new and extended alliances. In 2022, Evotec was involved in > 800 alliances and recorded a repeat business of 92%. Evotec achieved notable progress within its strategic partnerships, important clinical trial initiations, the generation of the milestone income and signed multiple new partnerships e.g., with Eli Lilly in metabolic diseases, with Almirall in medical dermatology, and with Boehringer Ingelheim in ophthalmology.

Evotec also made significant progress towards building globally leading data-driven precision medicine platforms with the launch of its molecular patient database ("E.MPD"). E.MPD is Evotec's central data repository of PanOmics data for precision drug understanding. Starting out from metabolic diseases, the database is

continuously growing through proprietary screens and data partnerships to build up critical mass into other disease areas. Also in 2022, a first commercial version of PanHunter, Evotec's A.I./M.L.-enabled multi-omics data analysis platform, was launched.

In May 2022, Evotec significantly expanded its alliance with BMS in targeted protein degradation for an additional 8 years with the goal of generating a promising pipeline of molecular glue degraders. The partnership has a deal potential of $ 5 bn and Evotec received an upfront payment of $ 200 m. In March 2023 (after period-end), Evotec announced that further performance- and programme-based achievements in the strategic partnership triggered payments of in total $ 75 m to Evotec.

Over the course of 2022, further important progress was achieved within the iPSC-based neuroscience collaboration with BMS leading to payments totalling $ 57 m from BMS.

In May 2022, Evotec and Sernova Corp., announced a partnership in the field of diabetes. Both Companies will leverage their respective strengths to develop an implantable iPSC-based beta cell replacement therapy for the treatment of insulin-dependent diabetes, including type 1 and 2. In conjunction with the agreement, Evotec made a strategic € 20 m equity investment in Sernova.

Just – Evotec Biologics laid the foundation for strong growth in 2023 and beyond by continuing the collaboration with the US Department of Defense. In September 2022, Evotec's Seattle-based subsidiary was awarded a contract valued up to $ 49.9 m for the rapid development of monoclonal antibody-based drug product prototypes targeting plague, one of the designated targets of interest under the Accelerated Antibodies Program. In September 2022, Evotec launched the construction of its second J.POD biologics manufacturing facility at Evotec's Campus Curie in Toulouse. J.POD Toulouse, France (EU) is expected to be operational in the second half of 2024.

In January 2023 (after period-end), Evotec entered into a strategic collaboration and licence agreement with Janssen to develop first-in-class targeted immune-based therapies for oncology. Besides research funding, Evotec is entitled to an undisclosed upfront payment, success-based research and commercial milestones exceeding $ 350 m as well as tiered royalties on products resulting from the collaboration.

In February 2023 (after period-end), Evotec announced that the European Investment Bank granted Evotec an unsecured loan facility of € 150 m to support the

Company's R&D activities, equity investments and the building of the new J.POD biologics manufacturing facility on Evotec's Campus Curie in Toulouse, France.

Dr Werner Lanthaler, Chief Executive Officer of Evotec, commented: "2022 was a successful year for Evotec because of significantly increased revenues, our excellent base business, and a strong balance sheet as a solid base for future growth. Together with our partners, we focus on a comprehensive disease understanding at the molecular level, cutting-edge technologies and platforms to translate this understanding into effective precision therapeutics. Evotec's technological leadership in all our focus areas is why we consider ourselves 'ahead of the curve' for medicines that matter."

OUTLOOK

In 2023, Evotec expects revenues of € 820 - 840 m based on current exchange rates of major currencies (esp. USD; GBP). Based on constant exchange rates compared to 2022, Group revenues are expected to increase to € 835 - 855 m. This assumption is based on the current orders on hand, foreseeable new contracts and the extension of contracts as well as prospective milestone payments. Furthermore, the forecast takes account – as far as possible – of the potential impact of current global uncertainties.

Adj. EBITDA is expected to be in a range of € 115 - 130 m. This projection takes into account the strong order book, an improving revenue mix, but also increasing expenses for wages, materials, energy, promising R&D projects, the adoption of organisation structures to ensure sustainable growth, and the continued ramp-up of the Just – Evotec Biologics business via the remaining investments in the further expansion of the J.POD capacity in the US and the construction of a second J.POD in Europe (Toulouse, France). At constant currencies, Evotec expects the adjusted Group EBITDA to grow to € 125 - 140 m.

Evotec's activities are all related to R&D. Aside from the partnered and funded R&D, Evotec will continue to strongly invest in its own unpartnered R&D to further expand its long-term and sustainable pipeline of first-in-class projects and platforms. Evotec expects unpartnered R&D investments in this area between € 70 and 80 m in 2023.

Annual report

The full annual report 2022 as well as the sustainability report 2022 will be available for download on 25 April.

Webcast/Conference Call

The Company is going to hold a conference call to discuss the preliminary results as well as provide an update on its performance. The conference call will be held in English.

Conference call details

Date: **Tuesday, 28 March 2023**

Time: **02.00 pm CEST (08.00 am EDT, 01.00 pm BST)**

To join *via phone*, please pre-register via this link. You will then receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call.

A simultaneous slide presentation for participants dialling in *via phone* is available under this link.

Webcast details

To join the *audio webcast* and to access the *presentation slides* you will find a link on our homepage www.evotec.com shortly before the event.

The on-demand version of the webcast will be available on our website:
https://www.evotec.com/en/investor-relations/publications

ABOUT EVOTEC SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this "Data-driven R&D Autobahn to Cures" for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,500 highly qualified people. The Company's 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements concerning future events, including the

proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.